CONFIRMING STATEMENT

This Statement confirms that the undersigned, H&Q Asia Pacific Ltd., has authorized and designated Sean Warren to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto)
 that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of GRIC Communications, Inc. The authority of Sean Warren under this Statement shall continue until the undersigned in no longer required to file Forms 3, 4 and 5 with regard to its ownership of or transactions in securities of GRIC Communications, Inc., unless earlier revoked in writing. The undersigned acknowledges that Sean Warren is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated:  October 1, 2003				H&Q ASIA PACIFIC LTD.


						By:  /s/ Jarlon Tsang
						Name:  Jarlon Tsang
						Title:  Secretary